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                              February 14, 2023

       Patricia Trompeter
       Chief Executive Officer
       Sphere 3D Corp.
       895 Don Mills Road
       Building 2, Suite 900
       Toronto, Ontario
       Canada M3C 1W3

                                                        Re: Sphere 3D Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed February 9,
2023
                                                            File No. 333-269663

       Dear Patricia Trompeter:

              We have limited our review of your registration statement to the issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed February 9, 2023

       General

   1. We note that you are incorporated in Canada with your principal executive offices located in Ontario. We also
note your Board of Directors determined that as of June 30, 2022, you are no longer a foreign
private issuer, and that effective January 1, 2023, you are required to comply with the
reporting requirements and use the filing forms applicable to U.S.
                                                        public companies under
U.S. securities laws. We note that, since you are no longer a foreign private issuer,
an annual report on Form 20-F cannot be incorporated by reference into a Form S-3 for
purposes of meeting the registrant eligibility requirements under
                                                        General Instruction
I.A.3. Accordingly, please amend your registration statement, or withdraw your
registration statement and refile after you have filed your first annual
 Patricia Trompeter
Sphere 3D Corp.
February 14, 2023
Page 2
      report on Form 10-K . For further guidance, please refer to Securities Act Forms C&DI
      115.05.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 or Eric Envall at 202-551-3234 with any questions.



                                                          Sincerely,
FirstName LastNamePatricia Trompeter
                                                          Division of
Corporation Finance
Comapany NameSphere 3D Corp.
                                                          Office of Crypto
Assets
February 14, 2023 Page 2
cc:       M. Ali Panjwani
FirstName LastName